Dresser, Inc.

15455 Dallas Parkway

Suite 1100

Addison, Texas 75001

April 9, 2003

VIA EDGAR

Jeffrey Cohan

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Dresser, Inc.
Withdrawal of Application for Withdrawal of
Registration Statement File No. 333-86924

Dear Mr. Cohan:

Dresser, Inc. hereby notifies you that it is withdrawing its request for an order granting the withdrawal of its Registration Statement on Form S-4, Commission File No. 333-86924, which it filed with the Commission on April 7, 2003.

If you have any questions, please contact Kirk A. Davenport of Latham & Watkins, legal counsel to the registrant in connection with the Registration Statement, at (212) 906-1200.

Sincerely, DRESSER, INC.

By:	/s/ James A. Nattier
James A. Nattier Executive Vice President and Chief Financial Officer